SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

FIRST ADVANTAGE CORPORATION

(Name of Subject Company)

FIRST ADVANTAGE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.001 Par Value

(Title of Class of Securities)

31845F100

(CUSIP Number of Class of Securities)

Bret T. Jardine, Esq.

Acting General Counsel

First Advantage Corporation

12395 First American Way

Poway, CA 92064

(727) 214-3411

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ralph C. Ferrara, Esq.

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259–8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 initially filed by First Advantage Corporation, a Delaware corporation (“First Advantage”), with the Securities and Exchange Commission (the “SEC”) on October 9, 2009. The Schedule 14D-9 relates to the offer by The First American Corporation, a California corporation (“First American”), as disclosed in a preliminary prospectus and offer to exchange (the “Offer to Exchange”) contained in a Registration Statement on Form S-4 (as amended, supplemented or otherwise modified from time to time, the “Form S-4”) and a Tender Offer Statement filed on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”), each as initially filed by First American with the SEC on October 9, 2009, to exchange 0.58 of a common share, par value $1.00 per share, of First American for each share of Class A common stock, par value $0.001 per share, of First Advantage, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related letter of transmittal, which were filed as Exhibits (a)(4) and (a)(1)(i), respectively, to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated herein by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1(b).	Subject Company Information; Securities.

Item (1)(b) of the Schedule 14D-9 is hereby amended as follows:

The following replaces the second sentence of the second paragraph on page 1 of the Schedule 14D-9:

As of the close of business on October 27, 2009, there were 12,098,680 Class A Shares issued and outstanding, representing approximately 20% of the equity interest and 2% of the voting power of First Advantage; 3,463,415 Class A Shares issuable upon conversion of outstanding shares of Class B common stock, par value $0.001 per share, of First Advantage (“Class B Shares”) not owned by The First American Corporation, a California corporation (“First American”) and its affiliates; 3,171,097 Class A Shares issuable upon exercise of outstanding stock options to purchase Class A Shares; 772,079 Class A Shares issuable upon vesting of outstanding restricted stock units; and 41,462 Class A Shares issuable upon exercise of outstanding warrants to purchase Class A Shares.

Item 2(b).	Identity and Background of Filing Person; Tender Offer.

Item (2)(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following replaces the third sentence of the third paragraph on page 2 of the Schedule 14D-9:

As of the close of business on October 27, 2009, there were 12,098,680 Class A Shares outstanding and, according to the Offer to Exchange, 632,544 of these Class A Shares are held by the Excluded Parties.

The following replaces the last sentence of the third paragraph on page 2 of the Schedule 14D-9:

Accordingly, First American calculates that, based on the number of Class A Shares outstanding as of the close of business on October 27, 2009, at least 5,733,069 Class A Shares not owned by the Excluded Parties would have to be validly tendered in the Offer, and not have been properly withdrawn, as of the Expiration Time, in order to satisfy the Minimum Condition.

The following sentence is added after the last sentence of the third paragraph on page 2 of the Schedule 14D-9:

According to the Offer to Exchange, the precise number of Class A Shares required to be validly tendered, and not properly withdrawn, prior to the Expiration Time in order to satisfy the Minimum Condition will be calculated using the number of outstanding Class A Shares as of the most recent practicable date prior to the Expiration Time.

The following replaces the fourth paragraph beginning on page 2 of the Schedule 14D-9:

According to the Offer to Exchange, in addition to the Minimum Condition, among others, the following conditions must also be satisfied or waived at or prior to the Expiration Time (except as noted below):

•

there must be sufficient Class A Shares validly tendered in the Offer, and not properly withdrawn, such that, once such tendered Class A Shares are purchased by First American in the Offer, First American will own or control at least 90% of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis) (the “Merger Condition”);

•

the Form S-4, of which the Offer to Exchange is a part, must have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”), and not be the subject of any stop order or proceedings seeking a stop order (the “Registration Statement Effectiveness Condition”); and

•

the First American Common Shares issuable in the Offer and the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance (the “Listing Condition”). According to the Offer to Exchange, on October 23, 2009, the New York Stock Exchange notified First American that it had approved the First American Common Shares issuable in the Offer and the Merger for listing on the New York Stock Exchange.

The following paragraph is added immediately before the first full paragraph on page 4 of the Schedule 14D-9:

According to the Offer to Exchange, all of the conditions to the Offer must be satisfied or, to the extent permissible, waived at or prior to the Expiration Time. According to the Offer to Exchange, upon the terms and subject to the conditions of the Offer, First American will accept for exchange all Class A Shares validly tendered and not properly withdrawn in the Offer promptly after the Expiration Time by giving notice to the Exchange Agent of First American’s acceptance of the tender of those Class A Shares pursuant to the Offer. According to the Offer to Exchange, if First American does not accept Class A Shares for exchange pursuant to the Offer or if certificates are submitted for more Class A Shares than are tendered into the Offer, First American will promptly return certificates for these unexchanged Class A Shares without expense to the tendering stockholder. According to the Offer to Exchange, if First American does not accept Class A Shares for exchange pursuant to the Offer, Class A Shares tendered by book-entry transfer into the Exchange Agent’s account at the Depository Trust Company (“DTC”) will be credited to the account maintained with DTC from which those shares were originally transferred, promptly following expiration or termination of the Offer.

The following replaces the third sentence of the second full paragraph on page 4 of the Schedule 14D-9:

According to the Offer to Exchange, First American can waive the Merger Condition in its sole discretion at or prior to the Expiration Time, and, provided that the non-waivable conditions have been met, First American can consummate the Offer, notwithstanding that it will not own or control 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis) upon consummation of the Offer.

The following replaces the first sentence of the third full paragraph on page 4 of the Schedule 14D-9:

According to the Offer to Exchange, the conditions to the Offer are for the sole benefit of First American and may be asserted by it in its sole discretion at or prior to the Expiration Time, regardless of the circumstances giving rise to such conditions, or, except as set forth above, may be waived by First American, in whole or in part, in its sole discretion at or prior to the Expiration Time, whether or not any other condition of the Offer also is waived.

The following replaces the fourth sentence of the third full paragraph on page 4 of the Schedule 14D-9:

According to the Offer to Exchange, the failure by First American at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right that may be asserted from time to time at or prior to the Expiration Time.

The following replaces the second sentence of the first paragraph on page 5 of the Schedule 14D-9:

As of the close of business on October 27, 2009, there were 12,098,680 Class A Shares and 47,726,521 Class B Shares outstanding, of which, according to the Offer to Exchange, First American’s proportionate interest is 44,263,106 Class B Shares and Experian’s proportionate interest is 3,463,315 Class B Shares.

The following replaces the last sentence of the first paragraph on page 5 of the Schedule 14D-9:

Therefore, according to the Offer to Exchange, First American calculates that, based on the number of Class A Shares outstanding as of the close of business on October 27, 2009, at least 6,112,774 Class A Shares would have to be tendered in order to satisfy the Merger Condition.

The following replaces the third full paragraph on page 6 of the Schedule 14D-9:

According to the Offer to Exchange, First American intends to provide a subsequent offering period of at least three business days, during which time stockholders whose Class A Shares have not been accepted for payment may tender, but not withdraw, their Class A Shares and receive in the Offer the Exchange Ratio for each Class A Share.

Item 3(a).	Past Contacts, Transactions, Negotiations and Agreements; Interests of Certain Persons in the Offer and Merger.

Item (3)(a) of the Schedule 14D-9 is hereby amended as follows:

The following replaces the third paragraph on page 8 of the Schedule 14D-9:

As of the close of business on October 27, 2009, the directors and executive officers of First Advantage beneficially owned, in the aggregate, 306,315 Class A Shares (excluding options and restricted stock awards), which amount represents approximately 2.53% of the outstanding Class A Shares. If the directors and executive officers of First Advantage were to tender all of these Class A Shares pursuant to the Offer, the directors and executive officers would receive an aggregate of approximately 177,662 First American Common Shares. As of October 27, 2009, the directors and executive officers of First American (excluding persons who are also directors and executive officers of First Advantage) beneficially owned, in the aggregate, 1,616 Class A Shares (excluding options), which amount represents approximately 0.01% of the outstanding Class A Shares. If such directors and executive officers of First American were to tender all of these Class A Shares pursuant to the Offer, such directors and executive officers would receive an aggregate of approximately 937 First American Common Shares.

Item 3(b).	Past Contacts, Transactions, Negotiations and Agreements; Certain Arrangements between First Advantage and its Executive Officers, Directors and Affiliates.

The following replaces the third paragraph on page 11 of the Schedule 14D-9:

The following table provides information regarding the unvested options of First Advantage’s executive officers and directors that will vest and be converted into First American options if the Merger is consummated:

Unvested Options That Vest Due to the Merger

Name	Exercise Price	Number of Unvested Shares	Total Option Spread (1)
Jardine, Bret	$26.76	2,498	$0
Mavis, Todd	$18.54	16,650	$0
Milligan, Thomas	$26.76	6,660	$0
Nallathambi, Anand	$23.97	16,650	$0
Nallathambi, Anand	$26.76	33,300	$0

(1)	Based on the October 27, 2009 closing stock price of a Class A Share of $18.24, less the exercise price of the unvested stock options.

The following replaces the first paragraph on page 12 of the Schedule 14D-9:

The following table provides information regarding the restricted stock and restricted stock units of First Advantage’s executive officers and directors that will vest and be converted into First American Common Shares if the Merger is consummated:

Unvested Restricted Stock and Restricted Stock Units Accelerated Due to the Merger

Names	Number of Unvested Shares/Units	Value of Unvested Shares/Units (1)
Barnett, Evan	24,645	$449,524.80
Chatham, David	7,954	$145,080.96
Connelly, Barry	7,954	$145,080.96
Jardine, Bret	16,458	$300,193.92
Kanin-Lovers, Jill	7,954	$145,080.96
Kennedy, Parker	3,060	$55,814.40
Lamson, John	60,004	$1,094,472.96
MacDonald, Andrew	35,558	$648,577.92
Mavis, Todd	46,657	$851,023.68
McMahon, Frank	3,060	$55,814.40
Mehta, Akshaya	35,784	$652,700.16
Milligan, Thomas	16,114	$293,919.36
Nallathambi, Anand	154,715	$2,822,001.60
Nickelson, Donald	7,954	$145,080.96
Robert, Donald	7,954	$145,080.96
Skilling, D. Van	7,954	$145,080.96
Steinbach, Lisa	22,779	$415,488.96
Walker, David	7,954	$145,080.96

(1)	Based on the October 27, 2009 closing stock price of a Class A Share of $18.24.

Item 4(b).	The Solicitation or Recommendation; Background of the Offer.

Item (4)(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following replaces the first sentence of the sixth paragraph on page 20 of the Schedule 14D-9:

On July 2, 2009, Norfolk County Retirement System commenced an action in the Court of Chancery of the State of Delaware against First American, First Advantage and Parker S. Kennedy (such proceeding, the “Litigation”).

The following paragraph is added immediately before the last full paragraph on page 27 of the Schedule 14D-9:

On September 11, 2009, representatives of Dewey & LeBoeuf and Morgan Stanley met with legal counsel and the economics expert for the plaintiff in the Litigation. The plaintiff’s economics expert reviewed with the representatives of Dewey & LeBoeuf and Morgan Stanley its views on the Initial Proposal and the representatives of Dewey & LeBoeuf and Morgan Stanley conveyed these views to the Special Committee during a telephonic meeting held on September 11, 2009.

The following sentence is added at the end of the fourth paragraph on page 29 of the Schedule 14D-9:

Later on October 9, 2009, First Advantage filed this Statement in response to the Offer.

The following paragraphs are added immediately after the fourth paragraph on page 29 of the Schedule 14D-9:

On October 23, 2009, according to the Offer to Exchange, the New York Stock Exchange notified First American that it had approved the First American Common Shares issuable in the Offer and the Merger for listing on the exchange.

On October 27, 2009, the Special Committee held a telephonic meeting to review the current status of the Offer with representatives of Dewey & LeBoeuf.

On October 30, 2009, First American filed amendments to the Schedule TO and the Form S-4, setting forth certain amended terms of the Offer.

Item 4(d).	The Solicitation or Recommendation; Opinion of Financial Advisor to the Special Committee.

Item (4)(d) of the Schedule 14D-9 is hereby amended as follows:

The following replaces the fourth full paragraph on page 36 of the Schedule 14D-9:

The following table reflects the results of the analysis and the corresponding multiples for First Advantage based on what Morgan Stanley considered to be the representative ranges of EBITDA and EPS estimates for these companies:

	Aggregate Value / 2009E EBITDA	Stock Price / 2009E EPS
Representative Range Derived from First Advantage Comparables	7.5x - 9.0x	12.5x - 16.0x
Implied Per Share Value of the Class A Shares	$14.15 - 16.95	$10.37 - 13.27

The following replaces the table immediately after the second full paragraph on page 38 of the Schedule 14D-9:

	Aggregate Value / LTM EBITDA	Stock Price / LTM EPS
Representative Range Derived from First Advantage Precedent Transaction Analysis	8.0x - 13.0x	20.0x - 25.0x
Implied Per Share Value of the Class A Shares	$16.89 - 27.32	$16.35 - 20.44
Implied Per Share Value of the Class A Shares by Reference to Transactions Effected in 2009	$17.00 - 22.00

The following replaces the table immediately after the second full paragraph on page 39 of the Schedule 14D-9:

	Premium to Closing Stock Price Prior to Initial Public Announcement	Implied Per Share Value of the Class A Shares	Adjusted Implied Per Share Value of the Class A Shares (1)

Representative Range Derived from Precedent Control Transactions Analysis	22% - 40%	$15.56 - 17.85	$17.64 - 20.23

Representative Range Derived from Precedent Affiliate Transactions Analysis	14% - 38%	$14.54 - 17.60	$16.48 - 19.95

Note:	(1) Implied value per share of the Class A Shares adjusted by the percentage change in the First Advantage peer index between the initial public announcement on June 29, 2009 and October 1, 2009.

Item 8(e).	Additional Information; Stockholder Litigation.

Item (8)(e) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following replaces the first sentence of the seventh paragraph beginning on page 46 of the Schedule 14D-9:

On July 2, 2009, the complaint commencing the Litigation was filed in the Delaware Court of Chancery against First American, First Advantage and Parker S. Kennedy on behalf of a purported class of public stockholders of First Advantage relating to the Initial Proposal.

The following replaces the third full paragraph on page 47 of the Schedule 14D-9:

Pursuant to the Court of Chancery’s September 29, 2009 order, the defendants responded to the complaint on October 15, 2009. The parties to the Litigation have recently reached a proposed resolution and settlement of the Litigation, subject to various conditions, and are currently working on documenting and finalizing the same. Until such documents are finalized and the settlement is approved by the Court of Chancery, no assurances can be given that the Litigation will be resolved and dismissed.

Item 8. Additional Information.

Item (8) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added immediately after the first full paragraph on page 49 of the Schedule 14D-9:

(g)	Potential Reincorporation of First American as a Delaware Corporation.

According to the Offer to Exchange, First American is seeking shareholder consent to the reincorporation of First American as a Delaware corporation by means of a merger of First American with and into a Delaware incorporated subsidiary of First American. According to the Offer to Exchange, if approved by First American shareholders at First American’s annual meeting of shareholders to be held on December 8, 2009 and effected, such reincorporation would change the rights of First American shareholders. According to the Offer to Exchange, there is no assurance that First American shareholders will approve the reincorporation or, if approved by the First American shareholders, that the reincorporation will be effected. According to the Offer to Exchange, the record date for shareholders entitled to vote at First American’s annual meeting of shareholders is October 12, 2009, and therefore holders of First American Common Shares received in the Offer or the Merger will not be entitled to vote at the meeting.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST ADVANTAGE CORPORATION

By:	/s/ John Lamson
Name:	John Lamson
Title:	Executive Vice President and Chief Financial Officer

Dated: November 3, 2009